UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Oatly Group AB

Interim condensed consolidated financial statements

For the three and six months ended June 30, 2023

Part I – FINANCIAL INFORMATION

Item 1. Financial Statements

Interim condensed consolidated statement of operations

(Unaudited)		Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars, except share and per share data)	Note	2023	2022	2023	2022
Revenue	5	195,987	177,958	391,632	344,144
Cost of goods sold		(158,331)	(149,814)	(319,888)	(300,152)
Gross profit		37,656	28,144	71,744	43,992
Research and development expenses		(5,321)	(5,718)	(11,035)	(9,982)
Selling, general and administrative expenses		(106,695)	(97,060)	(205,550)	(201,133)
Other operating income and (expenses), net		(1,120)	205	(2,208)	537
Operating loss		(75,480)	(74,429)	(147,049)	(166,586)
Finance income and (expenses), net	7	(11,512)	(593)	(13,508)	2,984
Loss before tax		(86,992)	(75,022)	(160,557)	(163,602)
Income tax benefit/(expense)	8	273	3,032	(1,739)	4,153
Loss for the period, attributable to shareholders of the parent		(86,719)	(71,990)	(162,296)	(159,449)
Loss per share, attributable to shareholders of the parent:
Basic and diluted	25	(0.15)	(0.12)	(0.27)	(0.27)
Weighted average common shares outstanding:
Basic and diluted	25	593,189,505	591,945,667	592,757,116	591,861,800

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive loss

(Unaudited)	Note	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars)		2023	2022	2023	2022
Loss for the period		(86,719)	(71,990)	(162,296)	(159,449)
Other comprehensive loss:
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax):
Exchange differences from translation of foreign operations		(28,216)	(60,212)	(20,863)	(83,166)
Items that will not be subsequently reclassified to the consolidated statement of operations (net of tax):
Fair value changes on Convertible Notes attributable to changes in credit risk	13	(72,656)	—	(72,656)	—
Total other comprehensive loss for the period		(100,872)	(60,212)	(93,519)	(83,166)
Total comprehensive loss for the period		(187,591)	(132,202)	(255,815)	(242,615)

Loss for the period and total comprehensive loss are, in their entirety, attributable to shareholders of the parent.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position

	Note	June 30, 2023	December 31, 2022
(in thousands of U.S. dollars)		(Unaudited)
ASSETS
Non-current assets
Intangible assets	9	122,171	127,688
Property, plant and equipment	10	504,743	492,952
Right-of-use assets	11	109,379	108,598
Other non-current receivables	12,13	47,240	7,848
Deferred tax assets	8	14,717	5,860
Total non-current assets		798,250	742,946
Current assets
Inventories	14	102,825	114,475
Trade receivables	15	102,835	100,955
Current tax assets		307	243
Other current receivables	16	33,925	17,818
Prepaid expenses		22,244	23,413
Cash and cash equivalents	17	340,730	82,644
		602,866	339,548
Assets held for sale	18	—	142,703
Total current assets		602,866	482,251
TOTAL ASSETS		1,401,116	1,225,197
EQUITY AND LIABILITIES
Equity	19
Share capital		105	105
Treasury shares		(0)	(0)
Other contributed capital		1,628,045	1,628,045
Other reserves		(265,002)	(171,483)
Accumulated deficit		(817,351)	(665,524)
Total equity attributable to shareholders of the parent		545,797	791,143
Liabilities
Non-current liabilities
Lease liabilities	11	87,418	82,285
Liabilities to credit institutions	20	115,211	2,668
Deferred tax liabilities	8	637	—
Provisions	21	6,600	7,194
Total non-current liabilities		209,866	92,147
Current liabilities
Lease liabilities	11	14,720	16,823
Convertible Notes	13,22	400,244	—
Liabilities to credit institutions	20	10,332	49,922
Trade payables		81,201	82,516
Current tax liabilities		4,299	5,515
Other current liabilities		11,644	11,823
Accrued expenses	23	116,475	123,037
Provisions	21	6,538	3,800
		645,453	293,436
Liabilities directly associated with the assets held for sale	18	—	48,471
Total current liabilities		645,453	341,907
Total liabilities		855,319	434,054
TOTAL EQUITY AND LIABILITIES		1,401,116	1,225,197

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in equity

		Attributable to shareholders of the parent
(Unaudited) (in thousands of U.S. dollars)	Note	Share capital	Treasury shares	Other contributed capital	Other reserves	Accumulated deficit	Total equity
Balance at December 31, 2022	19	105	(0)	1,628,045	(171,483)	(665,524)	791,143
Loss for the period		—	—	—	—	(75,577)	(75,577)
Other comprehensive income		—	—	—	7,353	—	7,353
Total comprehensive income/(loss) for the period		—	—	—	7,353	(75,577)	(68,224)
Share-based payments	6	—	—	—	—	8,047	8,047
Balance at March 31, 2023		105	(0)	1,628,045	(164,130)	(733,054)	730,966
Loss for the period		—	—	—	—	(86,719)	(86,719)
Other comprehensive loss		—	—	—	(100,872)	—	(100,872)
Total comprehensive loss for the period		—	—	—	(100,872)	(86,719)	(187,591)
Issue of shares		0	(0)	—	—	—	0
Share-based payments	6	—	—	—	—	2,422	2,422
Balance at June 30, 2023		105	(0)	1,628,045	(265,002)	(817,351)	545,797

		Attributable to shareholders of the parent
(Unaudited) (in thousands of U.S. dollars)	Note	Share capital	Treasury shares	Other contributed capital	Other reserves	Accumulated deficit	Total equity
Balance at December 31, 2021	19	105	—	1,628,103	(74,486)	(308,423)	1,245,299
Loss for the period		—	—	—	—	(87,459)	(87,459)
Other comprehensive loss		—	—	—	(22,954)	—	(22,954)
Total comprehensive loss for the period		—	—	—	(22,954)	(87,459)	(110,413)
Share-based payments	6	—	—	—	—	10,037	10,037
Balance at March 31, 2022		105	—	1,628,103	(97,440)	(385,845)	1,144,923
Loss for the period		—	—	—	—	(71,990)	(71,990)
Other comprehensive loss		—	—	—	(60,212)	—	(60,212)
Total comprehensive loss for the period		—	—	—	(60,212)	(71,990)	(132,202)
Issue of shares		0	(0)	—	—	—	0
Share-based payments	6	—	—	—	—	9,185	9,185
Balance at June 30, 2022		105	(0)	1,628,103	(157,652)	(448,650)	1,021,906

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flow

(Unaudited)		For the six months ended June 30,
(in thousands of U.S. dollars)	Note	2023	2022
Operating activities
Net loss		(162,296)	(159,449)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	9,10,11	24,697	22,607
—Write-downs of inventories	14	7,609	8,165
—Impairment (gain)/loss on trade receivables	15	(268)	132
—Share-based payments expense	6	10,469	19,222
—Movements in provisions	21	2,797	—
—Finance (income) and expenses, net	7	13,508	(2,984)
—Income tax expense/(benefit)	8	1,739	(4,153)
—Loss/(gain) on disposal of property, plant and equipment		237	(682)
—Other		(815)	(227)
Interest received		2,317	1,346
Interest paid		(7,657)	(6,076)
Income tax paid		(12,191)	(1,042)
Changes in working capital:
—Decrease/(increase) in inventories	14	2,371	(23,308)
—Increase in trade receivables, other current receivables, prepaid expenses	15,16	(1,934)	(10,356)
—Increase in trade payables, other current liabilities, accrued expenses	23	6,327	29,529
Net cash flows used in operating activities		(113,090)	(127,276)
Investing activities
Purchase of intangible assets	9	(1,569)	(2,558)
Purchase of property, plant and equipment	10	(39,465)	(111,264)
Investments in financial assets	12	(1,651)	—
Proceeds from sale of assets held for sale	18	43,998	—
Proceeds from short-term investments		—	148,269
Net cash flows from investing activities		1,313	34,447
Financing activities
Proceeds from Convertible Notes	13,22	324,950	—
Proceeds from liabilities to credit institutions	20	176,956	—
Repayment of liabilities to credit institutions	20	(97,680)	(1,032)
Payment of loan transaction costs	7,20,22	(31,815)	—
Repayment of lease liabilities	11	(5,102)	(5,846)
Cash flows from/(used in) financing activities		367,309	(6,878)
Net increase/(decrease) in cash and cash equivalents		255,532	(99,707)
Cash and cash equivalents at the beginning of the period		82,644	295,572
Exchange rate differences in cash and cash equivalents		2,554	(13,664)
Cash and cash equivalents at the end of the period	17	340,730	182,201

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 1. Corporate information

Oatly Group AB (the “Company” or the “parent”) is a public limited company incorporated and domiciled in Sweden. The Company’s registered office is located at Ångfärjekajen 8, Malmö, Sweden.

Oatly Group AB and its subsidiaries (together, the “Group”) manufacture, distribute and sell oat-based products.

Note 2. Summary of significant accounting policies

The interim condensed consolidated financial statements of Oatly Group AB for the three and six months ended June 30, 2023 and 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern, and there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period. In forming this judgment the Group has taken into consideration principal conditions, events and assumptions in relation to the Group’s ability to meet its financial covenants and other obligations. This includes plans specific to forecast business performance, capex phasing and, cost-saving initiatives. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, with the addition of the previously not applicable accounting policy regarding financial liabilities designated at fair value through profit and loss. For further details refer to the section below “Financial liabilities designated at fair value through profit or loss”.

The interim financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2022, as they do not include all the information and disclosures required in the annual consolidated financial statements. Interim results are not necessarily indicative of the results for a full year. The interim condensed consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise stated.

Financial liabilities designated at fair value through profit or loss

The Group has Convertible Notes (as defined in Note 22 Convertible Notes) which are classified entirely as liabilities at the initial date of recognition at fair value through profit or loss under the fair value option in accordance with IFRS 9 Financial Instruments. The Convertible Notes were issued with a conversion option that does not fulfill the “fixed for fixed” criteria. As the instrument contains an embedded derivative that is not closely related, the Convertible Notes have been designated in its entirety as at fair value through profit or loss on initial recognition and as such the embedded conversion feature is not separated. All transaction costs related to financial instruments designated at fair value through profit or loss are expensed as incurred. Fair value changes relating to the Group's own credit risk is recognized in other comprehensive income. Amounts recorded in other comprehensive income related to credit risk are not subject to recycling in profit or loss, but are transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in finance income and (expenses), net in the consolidated statement of operations.

New and amended standards and interpretations issued but not yet effective

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current. In November 2022, the IASB issued further amendments delaying the effective date to annual reporting periods beginning on or after January 1, 2024. The amendments are required to be applied on a retrospective basis. The amendments will require the Group to classify the Convertible Notes as current liabilities, even if no noteholder actually requires the Company to exchange their notes. The Group has chosen early adoption of this amendment and has classified the Convertible Notes as current liabilities as at June 30, 2023.

There are no other International Financial Reporting Standards (“IFRS”) or International Financial Reporting Standards Interpretations Committee (“IFRS IC”) interpretations that are expected to have a material impact on the Group in the current or future reporting periods or on foreseeable future transactions.

Note 3. Significant accounting judgments, estimates and assessments

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

statements for the year ended December 31, 2022, with the addition of those applied to the fair value of the Convertible Notes, see Note 13 Fair value of financial instruments for details of assumptions and estimates.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectation of future events.

Note 4. Seasonality

To date, the Group has not experienced any pronounced seasonality, but such fluctuations may have been masked by the Group's historical rapid growth, COVID-19 consumption dynamics, and macroeconomic trends, including higher inflation. As the Group continues to grow, including the relative size of our markets, the Group expects to see additional seasonality effects, especially within the food retail channel, with revenue contribution from this channel tending to be linked with holiday season periods. For example, the Lunar New Year one week celebration occurring in the first quarter of the calendar year has resulted in lower volumes sold in the Asia region compared to the remaining quarterly periods of the year.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 5. Segment information

5.1 Revenue, Adjusted EBITDA and EBITDA

Revenue, Adjusted EBITDA and EBITDA
Three months ended June 30, 2023	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	96,989	61,832	37,166	—	—	195,987
Intersegment revenue	359	—	1,696	—	(2,055)	—
Total segment revenue	97,348	61,832	38,862	—	(2,055)	195,987
Adjusted EBITDA	7,270	(9,414)	(21,900)	(28,424)	—	(52,468)
Share-based compensation expense	261	(607)	(1,291)	(785)	—	(2,422)
Restructuring costs (1)	—	(2,407)	(136)	(5,429)	—	(7,972)
Costs related to the YYF Transaction (2)	—	(154)	—	—	—	(154)
EBITDA	7,531	(12,582)	(23,327)	(34,638)	—	(63,016)
Finance income and (expenses), net	—	—	—	—	—	(11,512)
Depreciation and amortization	—	—	—	—	—	(12,464)
Loss before tax	—	—	—	—	—	(86,992)

Three months ended June 30, 2022	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	82,485	51,775	43,698	—	—	177,958
Intersegment revenue	9,493	241	537	—	(10,271)	—
Total segment revenue	91,978	52,016	44,235	—	(10,271)	177,958
Adjusted EBITDA	5,313	(19,584)	(10,765)	(28,331)	—	(53,367)
Share-based compensation expense	(1,433)	(1,120)	(1,842)	(4,790)	—	(9,185)
EBITDA	3,880	(20,704)	(12,607)	(33,121)	—	(62,552)
Finance income and (expenses), net	—	—	—	—	—	(593)
Depreciation and amortization	—	—	—	—	—	(11,877)
Loss before tax	—	—	—	—	—	(75,022)

Six months ended June 30, 2023	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	195,205	125,873	70,554	—	—	391,632
Intersegment revenue	1,210	—	3,136	—	(4,346)	—
Total segment revenue	196,415	125,873	73,690	—	(4,346)	391,632
Adjusted EBITDA	13,854	(19,720)	(38,616)	(57,859)	—	(102,341)
Share-based compensation expense	(761)	(1,651)	(2,702)	(5,355)	—	(10,469)
Restructuring costs (1)	(1,008)	(2,594)	(136)	(5,429)	—	(9,167)
Costs related to the YYF Transaction (2)	—	(375)	—	—	—	(375)
EBITDA	12,085	(24,340)	(41,454)	(68,643)	—	(122,352)
Finance income and (expenses), net	—	—	—	—	—	(13,508)
Depreciation and amortization	—	—	—	—	—	(24,697)
Loss before tax	—	—	—	—	—	(160,557)

Six months ended June 30, 2022	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	172,968	98,792	72,384	—	—	344,144
Intersegment revenue	24,539	813	537	—	(25,889)	—
Total segment revenue	197,507	99,605	72,921	—	(25,889)	344,144
Adjusted EBITDA	(543)	(41,597)	(25,732)	(56,884)	—	(124,756)
Share-based compensation expense	(3,017)	(2,412)	(3,791)	(10,002)	—	(19,222)
EBITDA	(3,560)	(44,009)	(29,523)	(66,886)	—	(143,978)
Finance income and (expenses), net	—	—	—	—	—	2,984
Depreciation and amortization	—	—	—	—	—	(22,608)
Loss before tax	—	—	—	—	—	(163,602)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations in 2023 refer to intersegment revenue for sales of products from EMEA to Asia and from Asia to EMEA. Eliminations in 2022 refer to intersegment revenue for sales of products from EMEA to Asia, from Americas to Asia, and from Asia to EMEA.

(1) Relates primarily to severance payments as the Group continues to adjust its organizational structure to the current macro environment.

(2) Relates to the closing of the YYF Transaction. See Note 18 Non-current assets held for sale for further details.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

5.2 Non-current assets by country

Non-current assets for this purpose consist of property, plant and equipment and right-of-use assets.

	June 30, 2023	December 31, 2022
UK	205,552	186,759
US	127,316	130,295
China	121,158	122,495
Sweden	107,962	108,073
Singapore	27,574	29,944
Other	24,560	23,984
Total	614,122	601,550

5.3 Revenue from external customers, broken down by location of the customers

The Group is domiciled in Sweden. The amount of its revenue from external customers, broken down by location of the customers, is shown in the table below.

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
US	61,049	51,366	124,262	97,992
UK	34,074	29,630	66,447	61,051
China	33,492	37,557	62,561	62,065
Germany	24,438	19,799	50,622	40,970
Sweden	11,380	12,019	23,944	25,440
The Netherlands	6,714	6,259	13,762	13,233
Finland	5,329	5,549	11,282	12,062
Other	19,511	15,779	38,752	31,331
Total	195,987	177,958	391,632	344,144

5.4 Revenue from external customers, broken down by channel and segment

Revenue from external customers, broken down by channel and segment, is shown in the table below.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Three months ended June 30, 2023	EMEA	Americas	Asia	Total
Retail	79,228	31,654	7,157	118,039
Foodservice	17,179	28,613	21,156	66,948
Other	582	1,565	8,853	11,000
Total	96,989	61,832	37,166	195,987

Three months ended June 30, 2022	EMEA	Americas	Asia	Total
Retail	67,471	28,649	4,996	101,116
Foodservice	14,832	21,930	25,460	62,222
Other	182	1,196	13,242	14,620
Total	82,485	51,775	43,698	177,958

Six months ended June 30, 2023	EMEA	Americas	Asia	Total
Retail	162,152	64,906	13,240	240,298
Foodservice	31,993	57,979	42,868	132,840
Other	1,060	2,988	14,446	18,494
Total	195,205	125,873	70,554	391,632

Six months ended June 30, 2022	EMEA	Americas	Asia	Total
Retail	143,544	54,035	8,036	205,615
Foodservice	29,045	42,228	47,095	118,368
Other	379	2,529	17,253	20,161
Total	172,968	98,792	72,384	344,144

Other is primarily related to e-commerce, both direct-to-consumer and through third-party platforms.

Revenue of approximately 12% and 13% in the six months ended June 30, 2023 and 2022, respectively, were derived from a single external customer in the foodservice channel. The revenues were attributed to the Americas and Asia segments.

Note 6. Share-based compensation

During the year ended December 31, 2021, in connection with the initial public offering (“IPO”), the Company implemented a new incentive award program, the 2021 Incentive Award Plan (“2021 Plan”). The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and members of the Board of Directors through the granting of share-based compensation awards and cash-based performance bonus awards from 2021 and onwards. 69,496,515 shares have been reserved for grants pursuant to a variety of share-based compensation awards, including, but not limited to, stock options and restricted stock units (“RSUs”). To secure the future delivery of shares under the 2021 Plan, the Company’s shareholders resolved to issue 69,496,515 warrants. The right to subscribe for the warrants vests only in the Company. See Note 19 Equity.

During the three months ended June 30, 2023, the Company, under the 2021 Plan, granted 5,404,454 RSUs, of which 1,177,251 were granted to members of key management, including our Executive Officers (CEO and CFO), and the Board of Directors. 1,935,317 RSUs vested during the period related to May 2021 and May 2022 grants, of which 271,627 were to key management. The RSUs are accounted for as equity-settled share-based payment transactions. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs granted to employees under the 2021 plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The RSUs granted to members of its Board of Directors vest on the date of the next Annual General Meeting of shareholders following the grant date, subject to continued service on the applicable vesting date.

Activity in the Group’s RSUs outstanding and related information is as follows:

	Number of RSUs	Weighted average grant date fair value ($)
As of December 31, 2022	8,147,594	4.42
Granted during the period	5,404,454	1.76
Forfeited during the period (1)	(1,349,926)	3.52
Vested during the period	(1,935,317)	5.65
As of June 30, 2023	10,266,805	2.91

(1) Includes 693,140 forfeited RSUs related to the Group organizational restructuring.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

During the three months ended June 30, 2023, the Company, under the 2021 Plan, granted 10,417,973 stock options of which 6,601,652 were granted to members of key management. 4,540,859 stock options vested during the period, of which, 3,451,903 were to key management. The stock options are accounted for as equity-settled share-based payment transactions. For stock options granted under the 2021 Plan, the exercise price is equal to the fair value of the ordinary shares on grant date. The stock options granted to participants under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The stock options expire, in relation to each instalment under the vesting schedule, five years after vesting, corresponding to a total term of six, seven and eight years for the respective instalment.

Activity in the Group’s stock options outstanding and related information is as follows:

	Number of employee stock options	Weighted average exercise price ($)
As of December 31, 2022	14,339,052	9.40
Granted during the period	10,417,973	1.76
Forfeited during the period (1)	(3,338,135)	6.13
Expired during the period	(213,231)	17.00
As of June 30, 2023	21,205,659	6.08
Vested and exercisable as of June 30, 2023	6,582,119	11.85

(1) Includes 2,381,449 forfeited stock options related to the Group organizational restructuring.

The fair value at grant date of the stock options granted during the financial year 2023 was $0.98 for the May 2023 grant date. The fair value at grant date of the stock options granted during the financial year 2022 was $1.49 for the May 2022 grant date and $0.86 for the November 2022 grant date. The fair value at grant date of the stock options granted during the financial year 2021 was $6.24 for the May 2021 grant date and $3.67 for the November 2021 grant date. The fair value of the stock options at grant date has been determined using the Black-Scholes option-pricing model, which takes into account the exercise price, the expected term of the stock options, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the stock options and the correlations and volatilities of the peer group companies. The Company does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model.

Share-based payments expense was $2.4 million for the three months ended June 30, 2023 (2022: $9.2 million) and $10.5 million for the six months ended June 30, 2023 (2022: $19.2 million).

Note 7. Finance income and expenses

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Interest income	2,808	678	3,154	1,346
Other financial income	171	—	171	—
Net foreign exchange difference	14,994	3,341	16,096	10,287
Interest expenses on lease liabilities	(1,503)	(2,072)	(3,533)	(4,121)
Interest expenses on Convertible Notes	(6,461)	—	(6,462)	—
Interest expenses on liabilities to credit institutions	(6,586)	(1,187)	(8,725)	(2,414)
Fair value changes on derivatives	(437)	(561)	534	55
Fair value changes on short-term investments	—	(654)	—	(1,908)
Fair value changes on Convertible Notes	3,823	—	3,823	—
Other financial expenses	(18,321)	(138)	(18,566)	(261)
Total finance income and expenses, net	(11,512)	(593)	(13,508)	2,984

Interest expense on the Convertible Notes is the nominal coupon rate of 9.25%. Fair value changes on Convertible Notes contains the fair value changes less the coupon rate and changes in credit risk. See Note 13 Fair value of financial instruments and Note 22 Convertible Notes.

Other financial expenses for the three and six months ended June 30, 2023 mainly consist of $16.8 million in transaction costs relating to the issuance of Convertible Notes, and $1.4 million in previously capitalized and amortized transaction costs relating to the previous Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) that were expensed in connection with the extinguishment of the liability. See Note 20 Liabilities to credit institutions for further information on the SRCF Agreement.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 8. Income tax

Total tax benefit/(expense) for the three and six months ended June 30, 2023 was $0.3 million and $(1.7) million, respectively. Total tax benefit for the three and six months ended June 30, 2022 was $3.0 million and $4.2 million, respectively. The effective tax rate for the three and six months ended June 30, 2023 was (0.3%) and 1.1%, respectively. The effective tax rate for three and six months ended June 30, 2022 was (4.0%) and (2.5%), respectively. Unrecognized tax losses in Sweden is the main driver of the Group’s effective tax rate. The Group operates in a global environment with significant operations in various jurisdictions outside Sweden. Accordingly, the consolidated income tax rate is a composite rate reflecting the Group’s earnings and the applicable tax rates in the various jurisdictions where the Group operates, and whether or not deferred tax assets are able to be recognized.

Note 9. Intangible assets

A summary of the intangible assets as at June 30, 2023 and December 31, 2022 is as follows:

	Goodwill	Capitalized software	Other Intangible assets	Ongoing development costs	Total
Cost
At December 31, 2022	112,904	13,821	5,495	1,214	133,434
Additions	—	—	704	561	1,265
Exchange differences	(4,248)	(538)	(243)	(63)	(5,092)
At June 30, 2023	108,656	13,283	5,956	1,712	129,607
Accumulated amortization
At December 31, 2022	—	(3,592)	(2,154)	—	(5,746)
Amortization charge	—	(1,369)	(608)	—	(1,977)
Exchange differences	—	184	103	—	287
At June 30, 2023	—	(4,777)	(2,659)	—	(7,436)
Cost, net accumulated amortization
At December 31, 2022	112,904	10,229	3,341	1,214	127,688
At June 30, 2023	108,656	8,506	3,297	1,712	122,171

Amortization expense for the three months ended June 30, 2023 was $1.0 million (2022: $0.8 million). Amortization expense for the six months ended June 30, 2023 was $2.0 million (2022: $1.5 million).

Note 10. Property, Plant and Equipment

A summary of property, plant, and equipment as at June 30, 2023 and December 31, 2022 is as follows:

	Land and buildings	Plant and machinery	Construction in progress	Total
Cost
At December 31, 2022	77,059	243,399	225,940	546,398
Additions	2,128	5,755	21,331	29,214
Disposals	(19)	—	(463)	(482)
Reclassifications	14,369	20,013	(34,382)	—
Exchange differences	(2,271)	(4,280)	4,554	(1,997)
At June 30, 2023	91,266	264,887	216,980	573,133
Accumulated depreciation and impairment
At December 31, 2022	(9,369)	(44,077)	—	(53,446)
Depreciation charge	(2,729)	(13,326)	—	(16,055)
Impairment	—	(171)	—	(171)
Exchange differences	381	901	—	1,282
At June 30, 2023	(11,717)	(56,673)	—	(68,390)
Cost, net accumulated depreciation and impairment
At December 31, 2022	67,690	199,322	225,940	492,952
At June 30, 2023	79,549	208,214	216,980	504,743

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The additions in construction in progress during the six months ended June 30, 2023 are mainly related to investment in new and existing production facilities.

Reclassifications between Construction in progress and Land and buildings and Plant and machinery are mainly related to the Landskrona, Sweden production facility.

Depreciation expense for the three months ended June 30, 2023 was $8.2 million (2022: $7.7 million). Depreciation expense for the six months ended June 30, 2023 was $16.1 million (2022: $14.9 million).

Note 11. Leases

One sublease agreement related to the YYF Transaction commenced during the six months ended June 30, 2023. The addition to the right-of-use asset amounts to $2.8 million. See Note 18 Non-current assets held for sale for further details of the YYF Transaction.

One lease agreement related to the headquarters office in Malmö, Sweden, commenced during the six months ended June 30, 2023. The addition to the right-of-use asset amounts to $5.4 million.

Lease terms for production facilities are generally between 10 and 40 years, and lease terms for other properties (i.e., offices) are generally between one and 10 years. Lease terms for production equipment are generally between one and five years. The Group also has leases with a shorter lease term than 12 months and leases pertaining to assets of low value, such as office equipment. For these, the Group has chosen to apply the exemption rules in IFRS 16 Leases, meaning the value of these contracts is not part of the right-of-use asset or lease liability.

Below is the roll-forward of lease right-of-use assets:

	Land and buildings	Plant and machinery	Total
Cost
At December 31, 2022	100,113	30,525	130,638
Increases	8,998	1,605	10,603
Decreases	(5,047)	(529)	(5,576)
Exchange differences	1,207	(941)	266
At June 30, 2023	105,271	30,660	135,931
Accumulated depreciation
At December 31, 2022	(13,098)	(8,942)	(22,040)
Depreciation	(4,262)	(2,509)	(6,771)
Decreases	1,052	735	1,787
Exchange differences	141	331	472
At June 30, 2023	(16,167)	(10,385)	(26,552)
Cost, net accumulated depreciation
At December 31, 2022	87,015	21,583	108,598
At June 30, 2023	89,104	20,275	109,379

The increase for the six months ended June 30, 2023 mainly relates to the lease agreements described above.

Below is the maturity analysis of lease liabilities:

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Lease liabilities	June 30, 2023
Maturity Analysis
Less than 3 months	3,774
Between 3 months and 1 year	11,323
Between 1 and 2 years	17,404
Between 2 and 5 years	32,620
After 5 years	116,791
Total lease commitments	181,912
Impact of discounting remaining lease payments	(79,774)
Total lease liabilities at June 30, 2023	102,138
Lease liabilities included in the condensed consolidated statement of financial position at June 30, 2023
Non-current	87,418
Current	14,720
Total	102,138

The Group has the following lease agreements, which had not commenced as of June 30, 2023, but to which the Group is committed:

•
One lease agreement regarding research and development premises in Lund, Sweden, under which the Group obligations amount to $12.1 million for a term of 15 years. The lease has an expected commencement date of October 1, 2023.
•
One lease agreement regarding production equipment in Ma’anshan, China, under which the Group obligations collectively amount to $3.5 million for a term of six years. The lease will commence during 2024.

Note 12. Other non-current receivables

	June 30, 2023	December 31, 2022
Derivatives	2,228	—
Deposits	1,960	1,802
Promissory notes	20,837	—
Long term prepaid expenses	18,813	3,070
Other receivables	3,402	2,976
Total	47,240	7,848

The promissory note is part of the purchase price from selling the manufacturing facilities in Ogden, Utah and Dallas-Fort Worth, Texas, to YYF. The note has a maturity date of May 31, 2028. The nominal interest rate is 8% for the first year and then increases by 200 basis points each year. The interest is capitalized semi-annually, and the effective interest rate is 12.56%.

Long-term prepaid expenses consist primarily of a credit toward future use of shared assets at the Ogden, Utah and Dallas-Fort Worth facilities due to the YYF Transaction.

For further information on the YYF Transaction, see Note 18 Non-current assets held for sale.

Note 13. Fair value of financial instruments

This note explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in Level 1.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

Specific valuation techniques used in Level 2 to value financial instruments include:

•
for foreign currency forwards, the present value of future cash flows based on the forward exchange rates at the balance sheet date
•
for interest rate caps – option pricing models (e.g. Black-Scholes model)

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. This is the case for unlisted equity securities.

Recurring fair value measurements at June 30, 2023	Level 1	Level 2	Level 3
Financial assets
Derivatives (part of other non-current receivables)	—	2,228	—
Total financial assets	—	2,228	—
Financial liabilities
Convertible Notes	—	—	400,244
Derivatives (part of other current liabilities)	—	512	—
Total financial liabilities	—	512	400,244

Recurring fair value measurements at December 31, 2022	Level 1	Level 2	Level 3
Financial liabilities
Derivatives (part of other current liabilities)	—	316	—
Total financial liabilities	—	316	—

There were no transfers between the levels during the six months ended June 30, 2023 and the year ended December 31, 2022.

The carrying amount of the promissory note, is a reasonable approximation of fair value since the transaction was closed on March 1, 2023, and there have been no significant changes to credit risk or market rates during the period March 1 until June 30, 2023. See Note 12 Other non-current receivables.

The carrying amount of non-current liabilities to credit institutions in the Group is a reasonable approximation of fair value since the interest rate is variable and there have been no significant changes to credit risk since issued on April 18, 2023. See Note 20 Liabilities to credit institution.

The carrying amount of current liabilities to credit institutions and other financial instruments in the Group is a reasonable approximation of fair value since they are short-term, and the discount effect is not significant.

Convertible Notes

Convertible Notes
At January 1, 2023	—
Issue of Convertible Notes	324,950
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	2,638
Change in fair value recognized in consolidated statement of other comprehensive loss	72,656
At June 30, 2023	400,244

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

June 30, 2023
Carrying amount	400,244
Includes: Cumulative fair value changes on Convertible Notes attributable to changes in credit risk, recognized in the fair value reserve	72,656
Amount the Company is contractually obligated to pay to holders of the Convertible Notes at maturity	546,842
Difference between carrying amount and the amount the Company is contractually obligated to pay to holders of Convertible Notes at maturity	(146,598)

The Group determines the amount of fair value changes which are attributable to credit risk by first determining the changes due to market conditions which give rise to market risk, and then deducting those changes from the total change in fair value of the Convertible Notes. Market conditions which give rise to market risk include changes in the benchmark interest rate. Fair value movements on the conversion option embedded derivative are included in the assessment of market risk fair value changes.

The fair value of the instrument in its entirety has been determined by using a combination of a Monte Carlo simulation and a discounted cash flow analysis.

The following table lists the key inputs and assumptions used in the valuation model as of June 30, 2023:

June 30, 2023
Conversion price ($) (1)	1.36-2.52
Share price at valuation date ($)	2.05
Expected price volatility of the Company share (%)	55.00
Risk-free interest rate (%)	4.83
Market interest rate (%)	20.00

(1) The Convertible Notes are convertible at the option of each holder at an initial conversion price of $2.41-2.52 per ordinary share or per ADS, subject to customary anti-dilution adjustments and a conversion rate reset on March 23, 2024 and March 23, 2025. For further details on the Convertible Notes and the conversion price reset mechanism, see Note 22 Convertible Notes.

The market interest rate has been assessed based on the observed range of yields on corporate bonds with comparable terms and comparable credit ratings to that of the Group.

The following table shows the impact of the key inputs and assumptions on the fair value of the Convertible Notes:

June 30, 2023
Share price decrease 10%	376,698
Share price increase 10%	421,328
Volatility decrease 10%	377,753
Volatility increase 10%	418,968
Risk-free interest rate decrease 1%	395,403
Risk-free interest rate increase 1%	402,561
Market interest rate decrease 1%	409,667
Market interest rate increase 1%	391,297

For further information on the Convertible Notes, see Note 22 Convertible Notes.

Note 14. Inventories

	June 30, 2023	December 31, 2022
Raw materials and consumables	25,826	20,638
Finished goods	76,999	93,837
Total	102,825	114,475

Inventories recognized as an expense for the three months ended June 30, 2023 amounted to $149.4 million (2022: $143.5 million). Inventories recognized as an expense for the six months ended June 30, 2023 amounted to $302.3 million (2022: $285.4 million). The expenses were included in cost of goods sold.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Write-downs of inventories to net realizable value for the three months ended June 30, 2023 amounted to $4.1 million (2022: $2.7 million). Write-downs of inventories to net realizable value for the six months ended June 30, 2023 and 2022 amounted to $7.6 million (2022: $4.7 million). The write-downs were recognized as an expense for each period and included in cost of goods sold.

Note 15. Trade receivables

	June 30, 2023	December 31, 2022
Trade receivables	104,625	104,685
Less: allowance for expected credit losses	(1,790)	(3,730)
Trade receivables—net	102,835	100,955

Carrying amounts, by currency, for the Group’s trade receivables are as follows:

	June 30, 2023	December 31, 2022
EUR	28,565	26,692
USD	27,272	23,192
GBP	19,957	22,004
CNY	16,345	17,372
SEK	3,918	3,377
SGD	1,748	1,525
HKD	1,473	3,667
Other	3,557	3,126
Total	102,835	100,955

The maximum exposure to credit risk on the date of the statement of financial position is the carrying amounts according to the above.

Note 16. Other current receivables

	June 30, 2023	December 31, 2022
Credit toward future capital expenditures	13,748	—
Value added tax	10,428	11,109
Advance payments to vendors	728	3,078
Other	9,021	3,631
Total	33,925	17,818

The credit toward future capital expenditures is related to the YYF Transaction, for the completion of oat base capacity at the Dallas-Fort Worth facility. For further information on the YYF Transaction, see Note 18 Non-current assets held for sale.

Note 17. Cash and cash equivalents

	June 30, 2023	December 31, 2022
Cash and cash equivalents
Short-term deposits	190,772	13,894
Cash at bank and on hand	149,958	68,750
Total	340,730	82,644

Short-term deposits are time deposits and structured deposits, with maturities of one to three months. The deposits can be withdrawn at any time before maturity date. The expected change in value is assessed as insignificant since the amount received cannot be less than the amount deposited.

Note 18. Non-current assets held for sale

On December 30, 2022, Oatly, Inc., and its wholly owned subsidiary, Oatly US Operations & Supply Inc., entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Ya YA Foods USA LLC (“YYF”), and parent Aseptic Beverage Holdings LP, a Delaware

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

limited partnership (“Buyer Parent”), to establish a strategic partnership pursuant to which Oatly, Inc. would sell its manufacturing facilities in Ogden, Utah and Dallas-Fort Worth (together, the “Facilities”), to YYF. Subject to the terms and conditions of the Asset Purchase Agreement, YYF would acquire a majority of the assets that were used in the operation of the Facilities and assume the obligations arising under the real property leases and certain contracts for and related to the Facilities. The assets subject to the Asset Purchase Agreement were included in the Americas reportable segment. As of December 31, 2022, these assets met the criteria for classification as held for sale. As part of the transaction and reclassification to held for sale, an impairment of $38.3 million was recognized to reduce the carrying amount of the assets to their fair value less costs of disposal. The impairment was recognized as other operating expenses in the consolidated statement of operations as of December 31, 2022.

The major classes of assets and liabilities of the Group classified as held for sale as at December 31, 2022 were, as follows:

December 31, 2022
Assets
Property, plant and equipment	110,128
Right-of-use assets	32,575
Assets held for sale	142,703

Liabilities
Non-current lease liabilities	40,967
Current lease liabilities	3,827
Provisions	3,677
Liabilities directly associated with assets held for sale	48,471
Net assets directly associated with disposal group	94,232

On January 25, 2023, a consent letter was entered into in connection with the SRCF Agreement pursuant to which the lenders under the SRCF Agreement agreed that the YYF Transaction shall constitute a permitted disposal for the purposes of the SRCF Agreement.

On March 1, 2023, the YYF Transaction closed, and the Company and its wholly owned subsidiary, Oatly US Operations & Supply Inc. sold its manufacturing facility in Ogden, Utah and the manufacturing facility being constructed at Dallas-Fort Worth, Texas to YYF in connection with the establishment of a strategic manufacturing alliance with YYF, pursuant to the terms of that certain asset purchase agreement with YYF and Buyer Parent, dated December 30, 2022 (collectively, the “YYF Transaction”). Pursuant to the terms and conditions of the Asset Purchase Agreement, YYF acquired a majority of the assets that are used in the operation of the Facilities and assumed the Company’s obligations arising under the real property leases and certain contracts for and related to the Facilities. The Company continues to own all intellectual property related to production of oat base, the Company’s principal, proprietary ingredient for all Oatly products, and the Company continues to own and operate its own equipment, fixtures and supplies associated with its production of oat base at the Facilities. In connection with the YYF Transaction, YYF and the Company also have entered into a contract manufacturing agreement pursuant to which YYF will manufacture certain finished products for the Company, using oat base supplied by Oatly (the “Co-Pack Agreement”).

As consideration for the YYF Transaction, the Company received an aggregate purchase price of approximately $102.6 million. Of this aggregate purchase price, $86.5 million is attributable to the Ogden Facility, of which (a) $72.0 million was paid to the Company through a combination of $52.0 million cash and $20.0 million in the form of a promissory note from the Buyer Parent to the Company, and (b) $14.5 million is in the form of a credit toward future use of shared assets at the Ogden Facility. The remaining $16.1 million of the aggregate purchase price is attributable to the DFW Facility, of which (a) $13.6 million is a credit toward future capital expenditures associated with completion of oat base capacity at the DFW Facility, and (b) $2.5 million is in the form of a credit toward future use of shared assets at the DFW Facility. As part of the consideration for the Transaction, the Buyer Parent issued a promissory note for $20 million to the Company due May 31, 2028 (the “Note”). The interest rate of the Note begins at 8% and escalates an additional 2% each year. The Note is guaranteed by the founder and chief executive officer of the Buyer Parent. The Buyer Parent’s obligation under the Note may be offset by amounts owed to YYF under the Co-Pack Agreement only if such amounts are not paid in accordance with the Co-Pack Agreement. The Note also contains other customary terms and conditions.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 19. Equity

Share capital and Treasury shares

In May 2021, the shareholders resolved to issue 69,497 thousand warrants to secure the future delivery of shares under the 2021 Plan. During May 2022, the Company exercised 650 thousand warrants, and during May 2023, the Company exercised 2,882 thousand warrants. As of June 30, 2023 and December 31, 2022, there were 65,965 and 68,847 thousand warrants outstanding, respectively.

Upon exercise of the warrants in May 2023, 2,882 thousand ordinary shares were allotted and issued, and 1,935 thousand ordinary shares were were converted to American Depositary Shares to be delivered to participants under the 2021 Incentive Award Plan related to the vesting of the May 2021 and May 2022 grants. The remaining balance is held as treasury shares to enable the Company's timely delivery of shares upon the exercise of outstanding share options and to meet future vesting of the RSUs.

As of June 30, 2023 and December 31, 2022, 594,255 and 592,320 thousand ordinary shares, respectively were registered, and the par value per share was $0.00018 (SEK 0.0015) The Company had 1,054 thousand treasury shares as of June 30, 2023 and 107 thousand treasury shares as of December 31, 2022.

Other contributed capital

As of June 30, 2023 and December 31, 2022 other contributed capital of $1,628.0 million, respectively, consists of share premium, shareholders contribution and proceeds from warrant issues.

Other reserves

As of June 30, 2023 other reserves of $(265.0) million consists of fair value reserve of $(72.7) million related to fair value gains and losses on the Convertible Notes attributable to changes in the Group’s credit risk, and foreign currency translation reserve of $(192.3) million primarily related to the exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

As of December 31, 2022 other reserves of $(171.5) million consisted of foreign currency translation reserve primarily related to the exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

Accumulated deficit

As of June 30, 2023 and December 31, 2022, accumulated deficit of $(817.4) million and $(665.5) million, respectively, consists of accumulated losses and share-based payments.

Note 20. Liabilities to credit institutions

	June 30, 2023	December 31, 2022
Non-current liabilities to credit institutions	115,211	2,668
Current liabilities to credit institutions	10,332	49,922
Total	125,543	52,590

As of June 30, 2023 the Liabilities to credit institutions balance amounts to $125.5 million and is related to outstanding amounts under the TLB Credit Agreement (as defined below), the EIF Facility (as defined below) and the CMB Credit Facility (as defined below). As of December 31, 2022, the Liabilities to credit institutions balance amounted to $52.6 million, and were related to outstanding amounts under the SRCF Agreement and the EIF Facility.

The European Investment Fund guaranteed three-year term loan facility with Svensk Exportkredit (the “EIF Facility”) was entered into in October 2019. In October 2022, the EIF Facility was amended to extend the term for another three years, with a maturity date in October 2025. The loan facility and interest margin remain unchanged. As of June 30, 2023 and December 31, 2022, the Group had €3.1 million (equivalent of $3.4 million) and €3.8 million (equivalent of $4.0 million), respectively, outstanding on the EIF Facility, including accrued interest.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

In April 2023, the Company entered into a Term Loan B Credit Agreement (the “TLB Credit Agreement”) with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million borrowed by Oatly AB. The term of the TLB Credit Agreement is five years from the funding date of the term loan facility, and the term loan facility is subject to 1% amortization per annum paid in quarterly instalments. Borrowings carry an interest rate of Term SOFR (with floor of 2.50%) plus 7.5% or Base Rate (with floor of 3.50%) plus 6.5%. The TLB Credit Agreement, contains ongoing covenants such as minimum EBITDA, total net leverage ratio and liquidity requirements. The TLB Credit Agreement also contains certain negative covenants, including but not limited to restrictions on indebtedness, limitations on liens, fundamental changes covenant, asset sales covenant, and restricted payments covenant. The debt under the TLB Credit Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as the EIF Facility and the SRCF Agreement by way of the Intercreditor Agreement. As of June 30, 2023 the Group had $118.0 million outstanding on the TLB Credit Agreement, including accrued interest and net after original issue discount and transaction costs.

In April 2023, the SRCF Agreement was amended and restated whereby, among other things, (i) the term of the SRCF Agreement was reset to three years and six months, with a one year uncommitted extension option, (ii) the lender group under the SRCF Agreement was reduced to JP Morgan SE, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A. and Nordea Bank Abp, filial i Sverige and the commitments under the SRCF Agreement were reduced to SEK 2,100 million (equivalent of $193.4 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $46.0 million), (iii) the initial margin was reset at 4.00% p.a., (iv) the tangible solvency ratio, minimum EBITDA, minimum liquidity and total net leverage ratio financial covenants were reset, (v) the existing negative covenants were amended to further align with those included in the TLB Credit Agreement, including in relation to incurrence of indebtedness, and (vi) the debt under the SRCF Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as, the EIF Facility and the TLB Credit Agreement by way of the Intercreditor Agreement. As of June 30, 2023, the Group had no utilized loan amounts under the amended SRCF Agreement. As of December 31, 2022, the Group had utilized loan amounts under the previous SRCF agreement of SEK 507 million (equivalent of $48.6 million), including accrued interest.

In May 2023, (i) the SRCF Agreement was amended pursuant to an amendment letter to, among other things, ensure that the Convertible Notes constitute “PIPE Financing” under and as defined in the SRCF Agreement and (ii) the TLB Credit Agreement was amended pursuant to an amendment agreement to, among other things, ensure that the Convertible Notes constitute “Convertible Bonds” under and as defined in the TLB Credit Agreement. See Note 22 Convertible Notes for more information on the Company’s Convertible Notes.

The EIF Facility, TLB Credit Agreement and the SRCF share the following collateral: share pledges, security over material intra-group loans, security over material bank accounts, security over material intellectual property, New York law all-asset security, English, Hong Kong and Singapore law debentures, Swedish floating charges and Swedish real estate mortgage.

In November 2022, the Group's indirect subsidiary Oatly Shanghai Co., Ltd. entered into a RMB 150 million (equivalent of $20.7 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the “CMB Credit Facility”). As of June 30, 2023, the Group had RMB 30.0 million (equivalent of $4.1 million) outstanding on the CMB Credit Facility. As of December 31, 2022, there were no outstanding borrowings under the CMB Credit Facility.

Currency risk (transaction risk)

The term loan is denominated in USD and the borrower within the Group is Oatly AB with a functional currency of SEK. The Group is therefore exposed to currency risk SEK/USD and if the rate would increase/decrease by 10% the impact on loss before tax for the six months ended June 30, 2023, would be $11.4 million.

Interest-rate risk

The Group is exposed to interest rate risk that arises from the term loan that carries an interest of Term SOFR with a floor of 2.5%. To manage the risk the Group has entered into interest rate caps for the full amount of the term loan of $130 million. The cap is 4.6% and has a maturity of 3 years (April 2026). As of June 30, 2023, the cap is in the money and the Group is not exposed to changes in the variable interest rate above 4.6%. If variable interest increased by 300 basis points the impact on loss before tax for the six months ended June 30, 2023, would be zero since the interest rate caps are in the money as of this date. If variable interest decreased by 300 basis points the impact on loss before tax for the six months ended June 30, 2023, would be $0.5 million, taking into account the floor of 2.5% in the term loan.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 21. Provisions

	Restructuring	Decommissioning
At December 31, 2022	3,800	7,194
Decreases: Included in the acquisition value of right-of-use assets	—	(972)
Charged to the consolidated statement of operations:
- Additional provisions recognized	9,083	—
- Unwinding of discount effect	—	128
Amounts used during the year	(6,286)	—
Charged to other comprehensive loss:
- Exchange differences	(59)	250
At June 30, 2023	6,538	6,600
Non-current	—	6,600
Current	6,538	—

Restructuring

The restructuring provisions recorded in the fourth quarter of 2022 and during the six months ended June 30, 2023 and 2022 relate principally to organizational restructuring. The restructuring plans were drawn up and announced to the employees of the Group in the fourth quarter of 2022, and during the six months ended June 30, 2023. The restructuring is expected to be completed in 2023.

Decommissioning

The provision recognized for decommissioning costs is relates to the restoration costs for leased production facilities. The decommissioning is expected to be settled at the end of the respective lease term.

Note 22. Convertible Notes

On March 23, 2023 and April 18, 2023, the Company issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 (the notes issued on March 23, 2023, the “U.S. Notes” and the notes issued on April 18, 2023, the “Swedish Notes” and, collectively, the “Original Convertible Notes”) (the Original Convertible Notes, together with the HH Notes (as defined below), the “Convertible Notes”). The U.S. Notes and the Swedish Notes have substantially identical economic terms. The U.S. Notes were subject to mandatory redemption if the TLB Credit Agreement were not executed. The proceeds from the U.S. Notes were kept in an escrow account and not released to the Company until the TLB Credit Agreement was executed.

Certain of the Company’s existing shareholders, Nativus Company Limited, Verlinvest and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Swedish Notes and other institutional investors purchased $99.9 million aggregate principal amount of the U.S. Notes. The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

The Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at the Company’s option, on April 15 and October 15 of each year, beginning on October 15, 2023. The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by the Company. The Convertible Notes are convertible at the option of each holder at an initial conversion price of $2.41 per Ordinary Share or per ADS, subject to customary anti-dilution adjustments and a conversion rate reset on March 23, 2024 and March 23, 2025 if the average of the daily volume-weighted average prices of the ADSs for the 30 consecutive trading days immediately preceding March 23, 2024 and March 23, 2025, respectively, is below a specified price. The conversion price, before considering customary anti-dilution adjustments, cannot be reset to lower than $1.81 on March 23, 2024 and $1.36 on March 23, 2025. The Company may require conversion of the Convertible Notes if the last reported sale price of the Company’s ADSs equals or exceeds 200% of their conversion price on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes and the Swedish Notes, respectively. The Convertible Notes benefit from the same covenants limiting incurrence of financial indebtedness by the Company and its subsidiaries as are contained in the TLB Credit Agreement.

On April 18, 2023, the Company, Oatly AB, Oatly Inc. and other parties entered into the Intercreditor Agreement which includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups and which affect e.g. the Convertible Notes.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

On May 9, 2023 the Company entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. (“Hillhouse”) to sell an additional $35 million in Convertible Notes, resulting in approximately $34 million in financing after reflecting an original issue discount of 3% (the “HH Notes”). The economic terms of the HH Notes are substantially identical to the economic terms of the U.S. Notes as part of the previously-mentioned financing, except (i) that the HH Notes are convertible at Hillhouse’s option at an initial conversion price of $2.52 per ADS, representing an approximate 17% premium to the last reported sale price of the Company’s ADSs on the Nasdaq Global Market on May 8, 2023, and (ii) with respect to the specified prices in connection with the conversion rate resets of the HH Notes. The conversion price, before considering customary anti-dilution adjustments, cannot be reset to lower than $1.89 on March 23, 2024 and $1.41 on March 23, 2025. In addition, on May 9, 2023, one of the existing holders of Swedish Notes and an affiliate of one of the Company's shareholders, Verlinvest S.A. (“Verlinvest”), agreed to sell and Hillhouse agreed to purchase from Verlinvest $15 million aggregate principal amount of Swedish Notes (the “Resale Notes”). The purchase and sale of the HH Notes and the Resale Notes closed on May 31, 2023. The HH Notes are also subject to the Intercreditor Agreement.

For details on the fair value on Convertible Notes, see Note 13 Fair value of financial instruments.

Note 23. Accrued expenses

	June 30, 2023	December 31, 2022
Accrued personnel expenses	31,079	32,169
Accrued production expenses	24,662	28,286
Accrued variable consideration	22,628	15,575
Accrued logistic expenses	11,914	19,699
Accrued marketing and sales expenses	7,576	6,279
Other accrued expenses	18,616	21,029
Total	116,475	123,037

Note 24. Related party disclosures

Share-based compensation to related parties

Information about share-based compensation to related parties is found in Note 6 Share-based compensation.

Transactions with related parties

For the three and six months ended June 30, 2023, the Company expensed $0.1 million and $0.5 million (2022: $0.2 million and $0.3 million), respectively, pursuant to a Distribution Agreement with the distribution company Chef Sam, of which Bernard Hours, a member of the Board of Directors, is a 33% owner.

On April 18, 2023 the Company issued Convertible Notes to related parties, Nativus Company Limited and Verlinvest S.A, with a fair value of $174.0 million. As of June 30, 2023, the fair value of the outstanding Convertible Notes to related parties amounted to $197.0 million. The Convertible Notes were issued with the terms and conditions described in Note 22 Convertible Notes.

Note 25. Loss per share

The Company calculates loss per share by dividing loss for the period attributable to the shareholders of the parent by the weighted average number of shares outstanding during the period (net of treasury shares).

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Loss for the year, attributable to the shareholders of the parent	(86,719)	(71,990)	(162,296)	(159,449)
Weighted average number of shares outstanding (thousands)	593,190	591,946	592,757	591,862
Basic and diluted loss per share, U.S. $	(0.15)	(0.12)	(0.27)	(0.27)

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Restricted stock units	10,266,805	6,852,898	10,266,805	6,852,898
Stock options	21,205,659	15,780,764	21,205,659	15,780,764
Convertible Notes (1)	400,616,344	—	400,616,344	—

(1) The number of potential dilutive shares or ADSs from the Convertible Notes are calculated assuming the most advantageous conversion price from the standpoint of the holder and assuming all capitalized interest at maturity will be settled with shares or ADSs. For further details on the Convertible Notes and the conversion price reset mechanism, see Note 22 Convertible Notes.

Note 26. Commitments and Contingencies

Commitments

Minimum purchase commitments

The Group has several supplier contracts primarily for production and packaging services where minimum purchase commitments exist in the contract terms. The commitments are associated with contracts that are enforceable and legally binding and that specify significant terms, including fixed or minimum services to be purchased and fixed, minimum or variable price provisions. In 2022, the Group consolidated the use of co-packers and increased the utilization of expanded in-house manufacturing facilities. The lower allocation of volumes to co-packing in EMEA, and a volume adjustment related to a co-packer arrangement in Asia, resulted in total shortfall expenses of $5.9 million for the six months ended June 30, 2022. For the six months ended June 30, 2023 the continued consolidated use of co-packers in EMEA and Americas, and a volume adjustment related to a co-packer arrangement in Asia, resulted in volume shortfall expenses of $5.0 million. The shortfall expenses are presented in cost of goods sold in the consolidated statement of operations.

Leases and property, plant and equipment

The future cash outflows relating to leases that have not yet commenced are disclosed in Note 11 Leases.

As of June 30, 2023, the Group is committed to various purchase agreements regarding production equipment in Peterborough, UK and in Dallas-Fort Worth, Texas, under which the Group’s obligations amount to $23.6 million (2022: $63.2 million) and $3.4 million (2022: $0 million), respectively.

As of December 31, 2022, the Group had commitments of $19.3 million related to the Dallas-Fort Worth, Texas, which have been transferred to YYF as part of the close of the YYF Transaction on March 1, 2023. Refer to Note 18 Non-current assets held for sale for further details on the YYF Transaction.

Legal contingencies

From time to time, the Group may be involved in various claims and legal proceedings related to claims arising out of the operations. In July and September 2021, three securities class action complaints were filed under the captions Jochims v. Oatly Group AB et al., Case No. 1:21-cv-06360-AKH, Bentley v. Oatly Group AB et al., Case No. 1:21-cv-06485-AKH, and Kostendt v. Oatly Group AB et al., Case No. 1:21-cv-07904-AKH, in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors, alleging violations of the Securities Exchange Act of 1934 and SEC Rule 10b-5. These actions have been consolidated under the caption In re Oatly Group AB Securities Litigation, Consolidated Civil Action No. 1:21-cv-06360-AKH. The operative consolidated complaint alleges violations of the Securities Exchange Act of 1934, SEC Rule 10b-5, and the Securities Act of 1933. In February 2022, a securities class action complaint was filed under the caption Hipple v. Oatly Group AB et al., Index No. 151432/2022 in the New York County Supreme Court against the Company and certain of its officers and directors, alleging violations of the Securities Act of 1933. In May 2022, the New York County Supreme Court granted a stay of Hipple v. Oatly Group AB et al. pending final adjudication of In re Oatly Group AB Securities Litigation in the United States District Court for the Southern District of New York. In December 2022, the parties in In re Oatly Group AB Securities Litigation completed briefing of the defendants’ motion to dismiss the operative consolidated complaint; there was oral argument on the motion on May 31, 2023, and the Court granted the motion without prejudice, except for the claim brought under Section 12 of the Securities Act of 1933, which the

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Court dismissed with prejudice. The plaintiffs have until August 11, 2023 to file an amended complaint to replead their claims. The Company disputes each and every claim and intends to defend these matters vigorously.

Note 27. Events after the end of the reporting period

The Group has during July, 2023 initiated a comprehensive improvement plan in its Asia segment that the Group believes will enable it to adapt to the evolving post-pandemic consumer environment, and prepare it for profitable growth. The improvement plan includes increasing focus on the core business, a simplification of the product portfolio, and a reduction in operating costs.

While the Asia improvement plans are in the early stages, changes in the Group's structure, operations and business plan can be expected. The restructuring and the improvement actions, once fully determined, could result in an impairment charge of the Asia segment assets. The Group is unable to make a reasonable determination of an estimate of the severance and, if any, other costs and charges associated with its organizational restructuring plans in Asia at this time.

On July 10, 2023, the Company announced the appointment of Marie-José David as the Company’s Chief Financial Officer, replacing Christian Hanke, effective October 1, 2023.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward-Looking Statements

This Report on Form 6-K (the “Report”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. These forward-looking statements are contained principally in this Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under Item 3.D. “Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2022 (the “2022 Annual Report”), those listed under Part II, Item 1A of this Report and other filings with the SEC, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

All statements contained in this Report that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our future results of operations and financial position, industry and business trends, business strategy, market growth, and anticipated cost savings. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in our 2022 Annual Report, the risk factors set forth in this Report on Form 6-K and the following:

•
We have a history of losses, and we may be unable to achieve or sustain profitability;
•
The COVID-19 pandemic, has had, and we expect will continue to have, certain negative impacts on our business. These impacts may have a material adverse impact on our financial condition and result of operations;
•
Our future business, results of operation and financial condition may be adversely affected by reduced or limited availability of oats and other raw materials and ingredients that our limited number of suppliers are able to sell to us that meet our quality standards;
•
The strategic partnership with Ya YA Foods may not be successful, which could adversely affect our operations and manufacturing strategy;
•
A failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations;
•
We maintain our cash and cash equivalents at financial institutions, often in balances that exceed federally insured limits;
•
The primary components of all our products are manufactured in our six production facilities, and any damage or disruption at these facilities has in the past harmed, and may in the future harm our business;
•
Our brand and reputation may be harmed due to real or perceived quality, food safety or sustainability issues with our products, which could have an adverse effect on our business, reputation, financial condition and results of operations;
•
Food safety and food-borne illness incidents or other safety concerns have led to product recalls and such events may in the future materially adversely affect our business by exposing us to lawsuits or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings;
•
We may not be able to compete successfully in our highly competitive market;
•
Sales of our oatmilk varieties contribute a significant portion of our revenue. A reduction in sales of our oatmilk varieties would have an adverse effect on our financial condition;
•
If we fail to effectively expand our processing, manufacturing and production capacity, or we fail to find acceptable co-packing partners to help us expand, as we continue to grow and scale our business to a steady operating level, our business, results of operations and our brand reputation could be harmed;
•
We may not successfully ramp up operations at any of our new facilities, or these facilities may not operate in accordance with our expectations;
•
Our operations in China could expose us to substantial business, regulatory, political, financial and economic risks;
•
Failure to introduce new products or successfully improve existing products may adversely affect our ability to continue to grow;

•
Consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected;
•
We are subject to risks related to sustainability (including environmental, climate change, and broader corporate social responsibility matters), which may materially adversely affect our business as a result of lawsuits, regulatory investigations and enforcement actions, complaints concerning our disclosures, impacts on our operations and supply chain (particularly in connection with the physical impacts of climate change), and impacts on our brand and reputation;
•
A cybersecurity incident or other technology disruptions could negatively impact our business and our relationships with customers;
•
Consolidation of customers or the loss of a significant customer could negatively impact our sales and profitability;
•
Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business;
•
Failure to retain our senior management or to attract, train and retain employees may adversely affect our operations or our ability to grow successfully;
•
Disruptions in the worldwide economy may adversely affect our business, financial condition and results of operations;
•
Our operations are subject to U.S., European and the People’s Republic of China laws and regulations, and there is no assurance that we will be in compliance with all regulations;
•
Changes in existing laws or regulations, or the adoption of new laws or regulations, may increase our costs and otherwise adversely affect our business, financial condition and results of operations;
•
Failure by our suppliers of raw materials or co-producers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business;
•
We are subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings and investigations;
•
Changes to international trade policies, treaties and tariffs, including as a result of the United Kingdom’s withdrawal from the European Union (the “EU”), or the emergence of a trade war could adversely impact our business, financial condition and results of operations;
•
We may not be able to protect, enforce or defend our intellectual property and other proprietary rights adequately, which may impact our commercial success;
•
We have previously identified material weaknesses in our internal control environment. If we are unable to remediate the material weaknesses, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner;
•
Our largest shareholder has significant influence over us, including significant influence over decisions that require the approval of shareholders;
•
Our operating results and the market price of our ADSs have been, and may be, volatile, and you may lose all or part of your investment;
•
We are subject to securities class action litigation and could be subject to additional litigation in the United States or elsewhere that could negatively impact our business, including resulting in substantial costs and liabilities;
•
We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company;
•
You may not be able to exercise your right to vote the ordinary shares underlying your ADSs;
•
We may not pay dividends on our ADSs in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our ADSs;
•
Changes in our tax rates or exposure to additional tax liabilities or assessments could affect our profitability, and audits by tax authorities could result in additional tax payments;
•
We have incurred substantial indebtedness that may decrease our business flexibility, access to capital, and/or increase our future borrowing costs;
•
Transactions relating to our Convertible Notes may dilute the ownership interests of holders of our ADSs or ordinary shares and may adversely impact the value of such securities; and

•
Covenant restrictions under certain of our financing arrangements may limit our ability to operate our business.

The forward-looking statements made in this Report relate only to events or information as of the date on which the statements are made in this Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Report and the documents that we reference in this Report and have filed as exhibits to this Report completely and with the understanding that our actual future results or performance may be materially different from what we expect.

Overview

We are the world’s original and largest oatmilk company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including milks, ice creams, yogurts, cooking creams, spreads and on-the-go drinks. Since our founding, we have had a bold vision for a food system that is better for people and the planet. We believe that transforming the food industry is necessary to face humanity’s greatest challenges across climate, environment, health and lifestyle and have not only positioned our brand to capitalize on the growing consumer interest in sustainable, plant- based foods and dairy alternatives, but we have become a driving force behind increased consumer awareness and transition from traditional dairy consumers to Oatly.

Recent Developments, Trends and Other Factors Affecting our Business

Strategic actions – an update

We continue to execute on our strategic priorities focused on achieving profitable growth. These actions are aimed at reducing the complexity and increasing the agility of our organization and driving profitable growth with a more asset light strategy.

As previously communicated, on March 1, 2023, we consummated the transactions contemplated by a long-term strategic partnership agreement with YYF, which was entered into on December 30, 2022 to enable our Ogden, Utah and Fort Worth, Texas facilities (respectively, the “Ogden Facility” and the “DFW Facility”) to be converted to a hybrid manufacturing model. The transfer of operations related to mixing and filling at our Ogden Facility has been successfully transferred over to YYF.

We have recorded restructuring costs of $8.0 million and $9.2 million in the three and six months ended June 30, 2023, respectively, related to continued activities linked to simplifying our organizational structure and we expect to continue to identify and execute on incremental opportunities throughout 2023.

Impact of the Current Macroeconomic Environment on our Results

The COVID-19 pandemic in mainland China continued to have an impact in our business operations, results of operations and cash flows during the three and six months ended June 30, 2023. The post COVID-19 pandemic recovery is progressing at a slower pace than previously assumed.

Results of Operations

The following table sets forth the interim condensed consolidated statements of operations in U.S. dollars and as a percentage of revenue for the periods presented.

	Three months ended June 30,				Six months ended June 30,
	2023		2022		2023		2022
	(in thousands $)	% of revenue	(in thousands $)	% of revenue	(in thousands $)	% of revenue	(in thousands $)	% of revenue
Revenue	195,987	100.0%	177,958	100.0%	391,632	100.0%	344,144	100.0%
Cost of goods sold	(158,331)	(80.8)%	(149,814)	(84.2)%	(319,888)	(81.7)%	(300,152)	(87.2)%
Gross profit	37,656	19.2%	28,144	15.8%	71,744	18.3%	43,992	12.8%
Research and development expenses	(5,321)	(2.7)%	(5,718)	(3.2)%	(11,035)	(2.8)%	(9,982)	(2.9)%
Selling, general and administrative expenses	(106,695)	(54.4)%	(97,060)	(54.5)%	(205,550)	(52.5)%	(201,133)	(58.4)%
Other operating income and (expenses), net	(1,120)	(0.6)%	205	0.1%	(2,208)	(0.6)%	537	0.2%
Operating loss	(75,480)	(38.5)%	(74,429)	(41.8)%	(147,049)	(37.5)%	(166,586)	(48.4)%
Finance income and (expenses), net	(11,512)	(5.9)%	(593)	(0.3)%	(13,508)	(3.4)%	2,984	0.9%
Loss before tax	(86,992)	(44.4)%	(75,022)	(42.2)%	(160,557)	(41.0)%	(163,602)	(47.5)%
Income tax benefit/(expense)	273	0.1%	3,032	1.7%	(1,739)	(0.4)%	4,153	1.2%
Loss for the period, attributable to shareholders of the parent	(86,719)	(44.2)%	(71,990)	(40.5)%	(162,296)	(41.4)%	(159,449)	(46.3)%

For the three and six months ended June 30, 2023

Revenue

Revenue increased $18.0 million, or 10.1%, to $196.0 million for the three months ended June 30, 2023, net of sales discounts, rebates and trade promotions, compared to $178.0 million for the three months ended June 30, 2022. Excluding a foreign currency exchange headwind of $1.8 million, revenue for the second quarter was $197.8 million, or an increase of 11.1%, on a constant currency basis (refer to Non-IFRS Financial Measures section below for tables reconciling revenue as reported to revenue on a constant currency basis by segment). The increase was primarily driven by price increases implemented in EMEA primarily during the first quarter of 2023 and the Americas in the third quarter of 2022, in addition to continued volume growth for our products in EMEA and Americas, respectively. Sold volume for the three months ended June 30, 2023 amounted to 125 million liters compared to 121 million liters for the three months ended June 30, 2022. Produced finished goods volume for the second quarter of 2023 amounted to 130 million liters compared to 124 million liters for the same period last year.

We continued to experience revenue growth across the retail and foodservice channels of 16.7% and 7.6%, respectively, for the three months ended June 30, 2023 compared to the prior year period. In the three months ended June 30, 2023 and 2022, the retail channel accounted for 60.2% and 56.8% of our revenue, respectively, the foodservice channel accounted for 34.2% and 35.0% of our revenue, respectively, and the other channel, comprised primarily of e-commerce sales, accounted for 5.6% and 8.2% of our revenue, respectively.

EMEA, the Americas and Asia accounted for 49.5%, 31.5% and 19.0% of our total revenue in the three months ended June 30, 2023, respectively, as compared to 46.3%, 29.1% and 24.6% of our total revenue in the three months ended June 30, 2022, respectively. In constant currency, EMEA, the Americas and Asia accounted for 49.0%, 31.3%, and 19.7% of our total revenue in the three months ended June 30, 2023, respectively.

Revenue increased $47.5 million, or 13.8% to $391.6 million for the six months ended June 30, 2023, net of sales discounts, rebates and trade promotions, compared to $344.1 million for the six months ended June 30, 2022. Excluding a foreign currency exchange headwind of $11.3 million, revenue for the six months ended June 30, 2023 would have been $402.9 million, or an increase of 17.1%, using constant exchange rates (refer to Non-IFRS Financial Measures section below for tables reconciling revenue as reported to revenue on a constant currency basis by segment). The increase was mainly driven by price increases implemented in EMEA primarily during the first quarter of 2023 and the Americas in the third quarter of 2022, in addition to continued volume growth for our products in EMEA and Americas, respectively. The sold finished goods volume for the six months ended June 30, 2023 amounted to 253 million liters compared to 239 million liters for the same period last year. The produced finished goods volume for the six months ended June 30, 2023 amounted to 252 million liters compared to 245 million liters for the same period last year.

We continued to experience revenue growth across the retail and foodservice channels of 16.9% and 12.2%, respectively, for the six months ended June 30, 2023 compared to the prior year period. In the six months ended June 30, 2023 and 2022, the retail channel accounted for 61.4% and 59.7% of our revenue, respectively, the foodservice channel accounted for 33.9% and 34.4% of our revenue, respectively, and the other channel, comprised primarily of e-commerce sales, accounted for 4.7% and 5.9% of our revenue, respectively.

EMEA, the Americas and Asia accounted for 49.8%, 32.2% and 18.0% of our total revenue in the six months ended June 30, 2023, respectively, as compared to 50.3%, 28.7% and 21.0% of our total revenue in the six months ended June 30, 2022, respectively. In constant currency, EMEA, the Americas and Asia accounted for 50.3%, 31.2% and 18.5% of our total revenue in the six months ended June 30, 2023, respectively.

The increase in sold volume growth in EMEA was driven by continued expansion in core markets, as well as increasing contribution from new markets, while revenue growth was primarily driven by price increases introduced at the beginning of the year. Our sold volume growth in the Americas was driven by increasing oat drink product offerings, while revenue growth was driven by price increases introduced in the third quarter of 2022, across all customers and channels. Finally, Asia revenue continued to be negatively impacted by the slower-than-anticipated recovery from COVID-19.

Our employee headcount has decreased compared to prior year, from 1,912 employees as of June 30, 2022 to 1,726 employees as of June 30, 2023 as a result of the strategic actions we have undertaken to simplify our organizational structure. The number of consultants increased from 375 consultants as of June 30, 2022 to 394 consultants as of June 30, 2023.

Cost of goods sold

Cost of goods sold increased by $8.5 million, or 5.7%, to $158.3 million for the three months ended June 30, 2023, from $149.8 million for the three months ended June 30, 2022, which was primarily a result of higher revenue.

Cost of goods sold increased by $19.7 million, or 6.6%, to $319.9 million for the six months ended June 30, 2023, from $300.2 million for the six months ended June 30, 2022, which was primarily a result of higher revenue.

Gross profit and margin

Gross profit increased by $9.5 million, or 33.8%, to $37.7 million for the three months ended June 30, 2023, from $28.1 million for the three months ended June 30, 2022. Gross profit margin increased by 3.4 percentage points, to 19.2% for the three months ended June 30, 2023, from 15.8% for the three months ended June 30, 2022, which was mostly due to price increases implemented in EMEA primarily during the first quarter of 2023 and the Americas in the third quarter of 2022.

Gross profit increased by $27.8 million, or 63.1%, to $71.7 million for the six months ended June 30, 2023, from $44.0 million for the six months ended June 30, 2022. Gross profit margin increased by 5.5 percentage points, to 18.3% for the six months ended June 30, 2023, from 12.8% for the six months ended June 30, 2022. The improvement in gross profit margin was mostly due to price increases implemented in EMEA primarily during the first quarter of 2023 and the Americas in the third quarter of 2022.

Research and development expenses

Research and development expenses decreased by $0.4 million, or 6.9%, to $5.3 million for the three months ended June 30, 2023, from $5.7 million for the three months ended June 30, 2022 and also decreased as a share of revenues 2.7% and 3.2%, respectively.

Research and development expenses increased by $1.1 million, or 10.5% to $11.0 million for the six months ended June 30, 2023, from $10.0 million for the six months ended June 30, 2022, and decreased as a share of revenues 2.8% and 2.9%, respectively.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $9.6 million, or 9.9%, to $106.7 million for the three months ended June 30, 2023 compared to $97.1 million for the three months ended June 30, 2022 and decreased as a share of revenues, 54.4% and 54.5%, respectively. The increase was primarily due to $5.6 million in employee related expenses including restructuring costs offset by lower share-based compensation, $2.9 million in branding, advertising and marketing activities, and a $3.7 million reduction in reimbursement from the depositary relating to the administration of the ADR program. The increase was offset by a decrease of $2.2 in customer distribution costs.

Selling, general and administrative expenses increased by $4.4 million, or 2.2%, to $205.6 million for the six months ended June 30, 2023 compared to $201.1 million for the six months ended June 30, 2022 and decreased as a share of revenues 52.5% and 58.4%, respectively. The increase was primarily due to $10.7 million in employee related expenses including restructuring costs offset by lower share-based compensation, $1.9 million in facility related expenses including restructuring costs and $3.3 million reduction in reimbursement from the depositary relating to the administration of the ADR program. This was offset by decrease of $8.0 million in consultancy fees and $4.8 million in customer distribution costs.

Other operating income and (expenses), net

Other operating income and (expenses), net, primarily consists of foreign exchange gains and losses on operating items. Other operating income and (expenses), net, for the three months ended June 30, 2023 and 2022, amounted to an expense of $1.1 million and an income of $0.2 million, respectively. Other operating income and (expenses), net, for the six months ended June 30, 2023 and 2022, amounted to an expense of $2.2 million and an income of $0.5 million, respectively.

Finance income and (expenses), net

Finance income and (expenses), net, decreased by $10.9 million to an expense of $11.5 million for the three months ended June 30, 2023, from an expense of $0.6 million for the three months ended June 30, 2022. The fluctuation in finance income and (expenses) net was primarily related to our recent financing activities, with $11.3 million in increased interest expenses and $18.2 million in increased other financial expenses primarily consisting of transactions costs, offset by $11.7 million in increased positive impact from net foreign exchange differences which are mainly related to the revaluation of external and intercompany financing arrangements, $3.8 million in fair value gains on the Convertible Notes (as defined below) and $2.1 million in increased interest income from cash in bank accounts and short-term deposits.

Finance income and (expenses), net, decreased by $16.5 million to expense of $13.5 million for the six months ended June 30, 2023, from an income of $3.0 million for the six months ended June 30, 2022. The fluctuation in finance income and (expenses) net was primarily related to our recent financing activities, with $12.2 million in increased interest expenses and $18.3 million in increased other financial expenses primarily consisting of transactions costs, offset by $5.8 million in increased positive impact from net foreign exchange differences which are mainly related to the revaluation of external and intercompany financing arrangements, $3.8 million in fair value gains on the Convertible Notes, net $2.4 million in increased positive effect from fair value changes on derivatives and short-term investments and $1.8 million in increased interest income from cash in bank accounts and short-term deposits.

Income tax benefit/(expense)

Income tax expense decreased by $2.8 million to a benefit of $0.3 million for the three months ended June 30, 2023 from a benefit of $3.0 million for the three months ended June 30, 2022. The effective tax rates for the three months ended June 30, 2023 and 2022 were (0.3%) and (4.0%), respectively. The main driver of our effective tax rate is unrecognized tax losses in Sweden and certain other jurisdictions.

Income tax expense decreased by $5.9 million to an expense of $1.7 million for the six months ended June 30, 2023 from a benefit of $4.2 million for the six months ended June 30, 2022. The effective tax rates for the six months ended June 30, 2023 and 2022 were 1.1% and (2.5%), respectively. The main driver of our effective tax rate is unrecognized tax losses in Sweden and certain other jurisdictions.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated by the issuance of equity securities and from borrowings under our credit facilities. Our primary requirements for liquidity and capital are to finance working capital, make capital expenditures, invest in our organizational capabilities to support profitable growth and for general corporate purposes. We are using this combination of financing to fund our business. We expect our net capital expenditures for 2023 to be in the range of $110 million to $130 million, related primarily to investments in our production facilities. The amount and allocation of our future capital expenditures depend on several factors, and our strategic investment priorities may change. Any delays in our expected increase in production capacity, including as a result of the ongoing impact of the COVID-19 pandemic and other macroeconomic factors, could delay future capital expenditures. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months.

Our primary sources of liquidity are cash and cash equivalents on hand and availability under our credit facilities. As of June 30, 2023, we had cash and cash equivalents of $340.7 million. Our cash and cash equivalents consist of cash in bank accounts and short-term deposits. Short-term deposits are time deposits and structured deposits.

In addition to the above, we had access to $204.6 million in undrawn bank facilities as of June 30, 2023.

We undertook a significant refinancing of our principal credit facilities in April 2023. Following this refinancing, we have in place a senior secured credit revolving facility with commitments of SEK 2,100 million (equivalent of $193.4 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $46.0 million), and a term loan facility of $130 million and intercreditor arrangements as set forth below. Furthermore, the proceeds from our Convertible Notes offerings (as further described below) totaled $325 million, reflecting an original issue discount of 3%. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months.

Sustainable Revolving Credit Facility and Term Loan B Facility

On April 18, 2023, our existing Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) was amended and restated whereby, among other things, (i) the term of the SRCF Agreement was reset to three years and six months, with a one year uncommitted extension option, (ii) the lender group under the SRCF Agreement was reduced to JP Morgan SE, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A. and Nordea Bank Abp, filial i Sverige and the commitments under the SRCF Agreement were reduced to SEK 2,100 million (equivalent of $193.4 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $46.0 million), (iii) the initial margin was reset at 4.00% p.a., (iv) the tangible solvency ratio, minimum EBITDA, minimum liquidity and total net leverage ratio financial covenants were reset, (v) the existing negative covenants were amended to further align with those included in the TLB Credit Agreement, including in relation to incurrence of indebtedness, and (vi) the debt under the SRCF Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as, the EIF Facility and the TLB Credit Agreement by way of the Intercreditor Agreement.

On April 18, 2023, we entered into a Term Loan B Credit Agreement (the “TLB Credit Agreement”) with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million. The term of the TLB Credit Agreement is five years from the funding date of the term loan facility, and the term loan facility is subject to 1% amortization per annum paid in quarterly installments. Borrowings carry an interest rate of Term SOFR (with floor of 2.50%) plus 7.5% or Base Rate (with floor of 3.50%) plus 6.5%. The TLB Credit Agreement, contain ongoing covenants such as minimum EBITDA, total net leverage ratio and liquidity requirements. The TLB Credit Agreement also contains certain negative covenants, including but not limited to restrictions on indebtedness, limitations on liens, fundamental changes covenant, asset sales covenant, and restricted payments covenant. The debt under the TLB Credit Agreement ranks pari passu with, and share in the same security and guarantees from the Group as the EIF Facility and the SRCF Agreement by way of the Intercreditor Agreement. As of June 30, 2023, we had $133.6 million, including accrued interest, outstanding under the TLB Credit Agreement.

On April 18, 2023, the Company, Oatly AB, Oatly Inc. and other parties entered into an Intercreditor Agreement (the “Intercreditor Agreement”) with, amongst others J.P. Morgan SE, as Senior Secured Term Facilities Agent, Wilmington Trust (London) Limited as Senior Secured Revolving Facilities Agent, Wilmington Trust (London) Limited as Common Security Agent and U.S. Bank Trust Company, National Association as trustee in respect of certain of the Convertible Notes. The Intercreditor Agreement includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups.

In May 2023, (i) the SRCF Agreement was amended pursuant to an amendment letter to, among other things, ensure that the Convertible Notes constitute "PIPE Financing" under and as defined in the SRCF Agreement and (ii) the TLB Credit Agreement was amended pursuant to an amendment agreement to, among other things, ensure that the Convertible Notes constitute "Convertible Bonds" under and as defined in the TLB Credit Agreement.

Convertible Notes

On March 23, 2023 and April 18, 2023, we issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 (the notes issued on March 23, 2023, the “U.S. Notes” and the notes issued on April 18, 2023, the “Swedish Notes” and, collectively, the “Original Convertible Notes”) (the Original Convertible Notes, together with the HH Notes (as defined below), the “Convertible Notes”). The U.S. Notes and the Swedish Notes have substantially identical economic terms. The U.S. Notes were subject to mandatory redemption if the TLB Credit Agreement were not executed. The proceeds from the U.S. Notes were kept in an escrow account and not released to the Company until the TLB Credit Agreement was executed.

Certain of our existing shareholders, Nativus Company Limited, Verlinvest and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Swedish Notes and other institutional investors purchased $99.9 million aggregate principal amount of the U.S. Notes. The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

The Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at our option, on April 15 and October 15 of each year, beginning on October 15, 2023. The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by us. The Original Convertible Notes are convertible at the option of each holder at an initial conversion price of $2.41 per Ordinary Share or per ADS, subject to customary anti-dilution adjustments and a conversion rate reset on March 23, 2024 and March 23, 2025 if the average of the daily volume-weighted average prices of the ADSs for the 30 consecutive trading days immediately preceding March 23, 2024 and March 23, 2025, respectively, is below a specified price. We may require conversion of the U.S. Notes and the Swedish Notes if the last reported sale price of our ADSs equals or exceeds 200% of their conversion price on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes and the Swedish Notes, respectively. The Convertible Notes benefit from the same covenants limiting incurrence of financial indebtedness by us and our subsidiaries as are contained in the current TLB Credit Agreement.

On May 9, 2023 we entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. (Hillhouse) to sell an additional $35 million in Convertible Notes, resulting in approximately $34 million of proceeds after reflecting an original issue discount of 3% (the “HH Notes”). The economic terms of the HH Notes are substantially identical to the economic terms of the U.S. Notes as part of the previously-mentioned financing, except (i) that the HH Notes are convertible at Hillhouse’s option at an initial conversion price of $2.52 per ADS, representing an approximate 17% premium to the last reported sale price of our ADSs on the Nasdaq Global Market on May 8, 2023, and (ii) with respect to the specified prices in connection with the conversion rate resets of the HH Notes. In addition, on May 9, 2023, one of the existing holders of Swedish Notes and an affiliate of one of our shareholders, Verlinvest S.A. (“Verlinvest”), agreed to sell and Hillhouse agreed to purchase from Verlinvest $15 million aggregate principal amount of Swedish Notes (the “Resale Notes”). The purchase and sale of the HH Notes and the Resale Notes closed on May 31, 2023. The HH Notes are also subject to the Intercreditor Agreement.

Other Credit Facilities

In October 2019, we entered into a European Investment Fund guaranteed three-year term loan facility of €7.5 million (equivalent of $8.2 million) with Svensk Exportkredit (the “EIF Facility”). The EIF Facility bears interest at EURIBOR + 2.75%. On October 6, 2022, the termination date of the EIF Facility was extended to October 11, 2025 and the amortization schedule thereunder revised, with amortizations in an amount of €0.3 million to be made on a quarterly basis starting on January 11, 2023. The loan facility and interest margin remain unchanged. As of June 30, 2023, we had €3.1 million (equivalent of $3.4 million) outstanding under the EIF Facility.

On November 10, 2022, the Group's indirect subsidiary Oatly Shanghai Co., Ltd. entered into a RMB 150 million (equivalent of $20.7 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the “CMB Credit Facility”). Individual utilizations under the CMB Credit Facility are subject to the lender's approval. The CMB Credit Facility is available for one year, is unsecured, and includes creditor protection in the form of, among other things, representations, covenants (including negative pledge, restrictions on borrowings, investments and dispositions by Oatly Shanghai Co., Ltd., and distributions by Oatly Shanghai Co., Ltd. and entry into transactions with its affiliates) and events of default. As of June 30, 2023, we had RMB 30 million (equivalent of $4.1 million) outstanding on the CMB Credit Facility.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Six months ended June 30,
	2023	2022
	(in thousands $)
Net cash flows used in operating activities	(113,090)	(127,276)
Net cash flows from investing activities	1,313	34,447
Cash flows from/(used in) financing activities	367,309	(6,878)

Net cash used in operating activities

Net cash flows used in operating activities decreased by $14.2 million, or 11.1%, to $113.1 million for the six months ended June 30, 2023 from $127.3 million for the six months ended June 30, 2022, which was primarily driven by improved working capital. For more detail, see Results of Operations section above.

Net cash from investing activities

Net cash flows from investing activities decreased by $33.1 million, to an inflow of $1.3 million for the six months ended June 30, 2023 compared to an inflow of $34.4 million for the six months ended June 30, 2022. For 2023 year to date, our investments in property, plant equipment amounted to $39.5 million offset by net proceeds from assets held for sale amounting to $44.0 million related to the YYF Transaction. For the comparable period in 2022 our investments in property, plant equipment amounted to $111.3 million which was offset by proceeds from short-term investments of $148.3 used to fund our business operations and investments.

Net cash from/(used in) financing activities

Net cash flows from/(used in) financing activities increased by $374.2 million, to an inflow of $367.3 million for the six months ended June 30, 2023 from an outflow of $6.9 million for the six months ended June 30, 2022, which was primarily related to proceeds from our recent financing activities, net of repayment of liabilities to credit institutions and net of transaction costs.

Contractual Obligations and Commitments

For information regarding our contractual commitments and contingencies, see Note 26 Commitments and Contingencies to our interim condensed consolidated financial statements, which are included elsewhere in this Report.

Non-IFRS Financial Measures

We use EBITDA, Adjusted EBITDA and Constant Currency Revenue as non-IFRS financial measures in assessing our operating performance and in our financial communications:

“EBITDA” is defined as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income and depreciation and amortization expense.

“Adjusted EBITDA” is defined as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, and asset impairment charge and other costs related to assets held for sale.

“Constant Currency Revenue“ is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period attributable to shareholders of the parent, which is the most directly comparable IFRS measure. Some of these limitations are:

•
Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;
•
Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
•
Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
•
Adjusted EBITDA does not reflect recurring share-based compensation expense and, therefore, does not include all of our compensation costs;
•
Adjusted EBITDA does not reflect restructuring costs that reduce cash available to us in future periods;
•
Adjusted EBITDA excludes asset impairment charge and other costs related to assets held for sale, although these are non-cash expenses, the assets being impaired may have to be replaced in the future increasing our cash requirements; and
•
Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of EBITDA and Adjusted EBITDA to loss for the period attributable to shareholders of the parent, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods presented.

(Unaudited)	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars)	2023	2022	2023	2022
Loss for the period, attributable to shareholders of the parent	(86,719)	(71,990)	(162,296)	(159,449)
Income tax (benefit)/expense	(273)	(3,032)	1,739	(4,153)
Finance (income) and expenses, net	11,512	593	13,508	(2,984)
Depreciation and amortization expense	12,464	11,877	24,697	22,608
EBITDA	(63,016)	(62,552)	(122,352)	(143,978)
Share-based compensation expense	2,422	9,185	10,469	19,222
Restructuring costs(1)	7,972	—	9,167	—
Costs related to the YYF Transaction(2)	154	—	375	—
Adjusted EBITDA	(52,468)	(53,367)	(102,341)	(124,756)

(1)
Relates primarily to severance payments as the Group continues to adjust its organizational structure to the current macro environment.
(2)
Relates to the closing of the YYF Transaction. See Note 18 Non-current assets held for sale for further details.

Constant currency revenue is used to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons and better identify trends in our business.

The table below reconciles revenue as reported to revenue on a constant currency basis by segment for the three and six months ended June 30, 2023.

	Three months ended June 30,		$ Change			% Change
	2023	2022	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
EMEA	96,989	82,485	96,989	30	96,959	17.6%	17.5%	7.2%	10.3%
Americas	61,832	51,775	61,832	—	61,832	19.4%	19.4%	1.7%	17.7%
Asia	37,166	43,698	37,166	(1,840)	39,006	-14.9%	-10.7%	-5.1%	-5.6%
Total revenue	195,987	177,958	195,987	(1,810)	197,797	10.1%	11.1%	3.4%	7.7%

	Six months ended June 30,		$ Change			% Change
	2023	2022	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
EMEA	195,205	172,968	195,205	(7,478)	202,683	12.9%	17.2%	6.8%	10.4%
Americas	125,873	98,792	125,873	—	125,873	27.4%	27.4%	4.1%	23.3%
Asia	70,554	72,384	70,554	(3,806)	74,360	-2.5%	2.7%	6.8%	-4.1%
Total revenue	391,632	344,144	391,632	(11,284)	402,916	13.8%	17.1%	6.0%	11.1%

Segment Information

Revenue, Adjusted EBITDA and EBITDA
Three months ended June 30, 2023 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	96,989	61,832	37,166	—	—	195,987
Intersegment revenue	359	—	1,696	—	(2,055)	—
Total segment revenue	97,348	61,832	38,862	—	(2,055)	195,987
Adjusted EBITDA	7,270	(9,414)	(21,900)	(28,424)	—	(52,468)
Share-based compensation expense	261	(607)	(1,291)	(785)	—	(2,422)
Restructuring costs(1)	—	(2,407)	(136)	(5,429)	—	(7,972)
Costs related to the YYF Transaction(2)	—	(154)	—	—	—	(154)
EBITDA	7,531	(12,582)	(23,327)	(34,638)	—	(63,016)
Finance income and (expenses), net	—	—	—	—	—	(11,512)
Depreciation and amortization	—	—	—	—	—	(12,464)
Loss before tax	—	—	—	—	—	(86,992)

Three months ended June 30, 2022 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	82,485	51,775	43,698	—	—	177,958
Intersegment revenue	9,493	241	537	—	(10,271)	—
Total segment revenue	91,978	52,016	44,235	—	(10,271)	177,958
Adjusted EBITDA	5,313	(19,584)	(10,765)	(28,331)	—	(53,367)
Share-based compensation expense	(1,433)	(1,120)	(1,842)	(4,790)	—	(9,185)
EBITDA	3,880	(20,704)	(12,607)	(33,121)	—	(62,552)
Finance income and (expenses), net	—	—	—	—	—	(593)
Depreciation and amortization	—	—	—	—	—	(11,877)
Loss before tax	—	—	—	—	—	(75,022)

Six months ended June 30, 2023 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	195,205	125,873	70,554	—	—	391,632
Intersegment revenue	1,210	—	3,136	—	(4,346)	—
Total segment revenue	196,415	125,873	73,690	—	(4,346)	391,632
Adjusted EBITDA	13,854	(19,720)	(38,616)	(57,859)	—	(102,341)
Share-based compensation expense	(761)	(1,651)	(2,702)	(5,355)	—	(10,469)
Restructuring costs(1)	(1,008)	(2,594)	(136)	(5,429)	—	(9,167)
Costs related to the YYF Transaction(2)	—	(375)	—	—	—	(375)
EBITDA	12,085	(24,340)	(41,454)	(68,643)	—	(122,352)
Finance income and (expenses), net	—	—	—	—	—	(13,508)
Depreciation and amortization	—	—	—	—	—	(24,697)
Loss before tax	—	—	—	—	—	(160,557)

Six months ended June 30, 2022 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	172,968	98,792	72,384	—	—	344,144
Intersegment revenue	24,539	813	537	—	(25,889)	—
Total segment revenue	197,507	99,605	72,921	—	(25,889)	344,144
Adjusted EBITDA	(543)	(41,597)	(25,732)	(56,884)	—	(124,756)
Share-based compensation expense	(3,017)	(2,412)	(3,791)	(10,002)	—	(19,222)
EBITDA	(3,560)	(44,009)	(29,523)	(66,886)	—	(143,978)
Finance income and (expenses), net	—	—	—	—	—	2,984
Depreciation and amortization	—	—	—	—	—	(22,608)
Loss before tax	—	—	—	—	—	(163,602)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations in 2023 refer to intersegment revenue for sales of products from EMEA to Asia and from Asia to EMEA. Eliminations in 2022 refer to intersegment revenue for sales of products from EMEA to Asia, from Americas to Asia, and from Asia to EMEA.

(1)
Relates primarily to severance payments as the Group continues to adjust its organizational structure to the current macro environment
(2)
Relates to the closing of the YYF Transaction. See Note 18 Non-current assets held for sale for further details.

Off-Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off‑balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Significant Judgments and Estimates

We prepare our interim condensed consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies.

Our critical accounting policies are described under the heading “Critical Accounting Estimates” in our 2022 Annual Report and the notes to the audited financial statements in our 2022 Annual Report. Our critical accounting policies and estimates are the same as those discussed in our 2022 Annual Report, with the addition of those applied to the fair value of the Convertible Notes, see Note 3 Significant accounting judgments, estimates and assessments and Note 13 Fair value of financial instruments for details of assumptions and estimates.

Recent Accounting Pronouncements

Refer to Note 2 Summary of significant accounting policies to our interim condensed consolidated financial statements appearing elsewhere in this Report for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our financial statements.

Item 3. Qualitative and Quantitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily consist of foreign exchange risk, interest rate risk, credit risk and liquidity risk. For further discussion and sensitivity analysis of these risks, see Note 3 Financial risk management to our audited consolidated financial statements for the year ended December 31, 2022 included in our 2022 Annual Report.

Part II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. Other than as described in Note 26 Commitments and Contingencies we are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

Item 1A. Risk Factors

You should carefully consider the risks described in Item 3.D. Risk Factors in our 2022 Annual Report, the other information in this Report, including our unaudited condensed consolidated financial statements and the related notes, as well as our other public filings with the SEC, before deciding to invest in our ordinary shares. There have been no material changes to our risk factors since those reported in our 2022 Annual Report.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Use of Proceeds

The information contained in Item 2 in Part II of the Company’s Report on Form 6-K filed on November 15, 2021 is incorporated by reference herein.

Item 3. Defaults Upon Senior Securities

None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB

Date: July 27, 2023	By:	/s/ Christian Hanke
	Name:	Christian Hanke
	Title:	Chief Financial Officer